Exhibit 21.1

List of Subsidiaries of TriCo Bancshares

Name	State of Organization
Tri Counties Bank	California state-chartered Bank
TriCo Capital Trust I	Delaware
TriCo Capital Trust II	Delaware
North Valley Capital Trust II	Connecticut
North Valley Capital Trust III	Connecticut
North Valley Capital Trust IV	Connecticut